UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Condomínio Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939
Tamboré, Barueri, SP, 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Effectiveness of Reverse ADS Split

As previously announced, on February 12, 2026, the shareholders of Azul S.A. (the “Company”) approved in an extraordinary general meeting of the shareholders, a reverse share split (the “Reverse Share Split”) of the Company’s common shares (“common shares”). Pursuant to the Reverse Share Split, 75 common shares prior to the Reverse Share Split became one common share upon effectiveness of the Reverse Share Split. The Reverse Share Split became effective on February 18, 2026.

The corresponding reverse split of the Company’s American Depositary Shares (the “ADSs”) representing common shares (the “Reverse ADS Split”) became effective on March 2, 2026. Pursuant to the Reverse ADS Split, 75 ADSs prior to the Reverse ADS Split became one ADS upon effectiveness of the Reverse ADS Split. For the avoidance of doubt, the Reverse ADS Split did not change the number of common shares represented by one ADS, which remains at one ADS representing 500,000 common shares.

Security Identifiers

For ease of reference, the table set forth below summarizes the tickers and security identifiers in relation to the common shares and ADSs:

Security	CUSIP	ISIN	Ticker
Common shares	Not applicable	BRAZULA01OR8	B3: AZUL53
ADSs (unrestricted) (1)	05501U601	US05501U6010	OTC: AZLUY
Restricted ADSs (Rule 144A)(2)	05501U502	US05501U5028	OTC: AZUXQ
Restricted ADSs (Regulation S)(2)	05501U114	US05501U1142	OTC: AZSAQ

(1) Refers to unrestricted, publicly traded ADSs. The pre-Reverse ADS Split CUSIP for the unrestricted ADSs was 05501U403.

(2) Refers to Restricted ADSs representing common shares that were issued by the Company on February 20, 2026 pursuant to an offering of common shares in Brazil and a private placement of common shares placed outside Brazil exclusively with certain committed investors and existing noteholders in accordance with the Company’s Chapter 11 plan of reorganization confirmed by the U.S. Bankruptcy Court on December 19, 2025, which became effective on February 20, 2026 (the “Unregistered Offering”). The Unregistered Offering was not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and was conducted pursuant to transactions exempt from or not subject to registration under the Securities Act, including pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S of the Securities Act and regulations promulgated under the Securities Act. The Restricted ADSs represent common shares issued by the Company on February 20, 2026 following the Reverse Share Split, at a ratio of 500,000 common shares to one Restricted ADS. As a result, the Reverse ADS Split was not applied to the Restricted ADSs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2026

Azul S.A.

By: /s/ Alexandre Wagner Malfitani Name: Alexandre Wagner Malfitani Title: Chief Financial Officer